SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Tele Centro Oeste Celular Participações S.A. and Subsidiaries

Quarterly Financial Information for the Three-month Period Ended June 30, 2003 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Tele Centro Oeste Celular Participações S.A.
Brasília - DF

1.

We have reviewed the accompanying quarterly financial information of Tele Centro Oeste Celular Participações S.A. (the “Company”) and its subsidiaries as of and for the three- and six-month periods ended June 30, 2003, consisting of the individual and consolidated balance sheets as of June 30, 2003, and the related statements of operations for the three- and six-month periods then ended, the performance report and relevant information, prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas on the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.

The individual and consolidated balance sheets as of March 31, 2003, presented for comparative purposes, and the individual and consolidated statements of operations for the three- and six-month periods ended June 30, 2002, presented for comparative purposes, were audited by other independent auditors whose reports thereon, dated May 2, 2003 and August 13, 2002, were unqualified.

5.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 18, 2003

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Tele Centro Oeste Celular Participações S.A. (“Company” or “TCO”) is a publicly-traded company which, as of June 30, 2003, is owned by Telesp Celular Participações S.A. (“TCP”) (61.10% of voting capital and 20.37% of total capital), which is controlled by Brasilcel N.V. (“Brasilcel”). Brasilcel is controlled by Telefónica Móviles, S.A. (50.000% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

On April 10, 2003, the National Telecommunications Agency (ANATEL) approved the transfer of the equity interest held by BID S.A. in TCO.

On April 25, 2003, TCO was informed by its controlling shareholder of the conclusion of the transfer of the Company’s equity interest to TCP, under the Preliminary Contract for Purchase and Sale of Shares and the Contract for Purchase and Sale of Shares. As of that date, the operation was settled and the aforementioned shares representing TCO’s controlling interest were transferred to TCP.

The Company is the controlling company of Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”) and Teleacre Celular S.A. (“Teleacre”), which provide, through authorizations or concessions, mobile telephone services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, respectively, and owns 100% of Norte Brasil Telecom S.A. (“NBT”), which provide, through authorizations or concessions, mobile telephone services in the States of Amazonas, Roraima, Amapá, Pará and Maranhão, including related services. The Company also owns TCO IP S.A. (“TCO IP”), which provides telecommunications services, internet access, development of solutions and others.

Telecommunications services provided by the subsidiaries, including related services, are regulated by ANATEL, as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On February 3, 2003, ANATEL, TCO and the subsidiaries Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the official government newspaper on February 5, 2003.

Authorizations granted to the subsidiaries Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT are valid for the remaining periods of the concessions previously granted and currently replaced, to July 24, 2006, October 29, 2008, March 30, 2009, September 28, 2009, July 21, 2009, July 15, 2009 and November 29, 2013, respectively, and may be renewed once for fifteen years, on a chargeable basis.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared in accordance with Brazilian accounting practices as defined by corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include balances and transactions of the Company and its subsidiaries as of June 30, 2003.

The financial statements as of March 31, 2003 and June 30, 2002 have been reclassified, where applicable, for comparison.

In consolidation, all intercompany balances and transactions have been eliminated.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of the quarterly financial statements as of June 30, 2003 are basically those described in the financial statements as of December 31, 2002.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Cash and banks	26,701	4,046	53,254	18,278
Temporary cash investments	18,571	8,260	669,685	176,557

Total	45,272	12,306	722,939	194,835

Temporary cash investments refer principally to fixed income bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

5. SECURITIES

			Company		Consolidated
Debentures	Interest rates	Maturity	06.30.03	03.31.03	06.30.03	03.31.03
FIXCEL	CDI plus 2% p.a.	August 8, 2003	147,054	235,517	223,522	747,947

		Total	147,054	235,517	223,522	747,947

The Company, directly and through its subsidiaries, acquired debentures issued by FIXCEL S.A. in the amount of R$660,000, of which R$470,000 on July 2, 2002 and maturing on June 27, 2003, when they were effectively settled, and R$190,000 on August 13, 2002, maturing on August 8, 2003. The debentures have floating guarantee on the FIXCEL S.A. assets and guarantee from Splice do Brasil Telecomunicações e Eletrônica S.A.

On April 25, 2003, with the transfer of the ownership control, TCP became the guarantor for the settlement of debentures issued by FIXCEL S.A. held by the Company.

6. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Unbilled amounts	16,237	16,769	51,490	51,397
Billed amounts	42,836	29,536	132,688	102,944
Interconnection	19,199	12,082	71,884	48,095
Products sold	10,503	6,803	55,401	38,525
Allowance for doubtful accounts	(6,431)	(5,172)	(32,648)	(28,342)

Total	82,344	60,018	278,815	212,619

Changes in the allowance for doubtful accounts are follows:

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02

Beginning balance	4,734	9,118	26,595	40,781
Provision for doubtful accounts	2,021	2,216	9,510	10,402
Write-offs (Q1)	(1,583)	(2,217)	(7,763)	(12,077)

Balance as of March 31 (Q1)	5,172	9,117	28,342	39,106

Provision for doubtful accounts (Q2)	3,139	3,253	14,948	10,701
Write-offs (Q2)	(1,880)	(1,888)	(10,642)	(9,425)

Balance as of June 30	6,431	10,482	32,648	40,382

7. INVENTORIES

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03

Digital handsets	4,916	3,670	26,459	18,992
Other	2,842	3,074	10,332	11,027
Allowance for obsolescence	(376)	(376)	(1,329)	(1,329)

Total	7,382	6,368	35,462	28,690

8. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03

Recoverable income and social contribution taxes	390	1,689	710	1,689
Withholding income tax	8,065	16,113	23,478	38,334
Recoverable ICMS (State VAT)	9,337	7,048	47,275	35,439
Recoverable PIS and COFINS (taxes on revenue) and other	70	47	147	165

Recoverable taxes	17,862	24,897	71,610	75,627
Deferred income and social contribution taxes	35,710	36,300	72,755	75,808

Total	53,572	61,197	144,365	151,435

Current	44,682	50,378	115,313	107,786
Noncurrent	8,890	10,819	29,052	43,649

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03

Merged tax credit (corporate restructuring)	9,539	11,129	32,915	38,401
Tax loss carryforwards	-	-	10	2,553
Allowance reserve for:
Contingencies	22,304	22,761	22,872	24,246
Doubtful accounts	2,186	1,758	11,077	9,638
Other	1,681	652	5,881	970

Total deferred taxes	35,710	36,300	72,755	75,808

Current	32,530	31,531	61,784	59,351
Noncurrent	3,180	4,769	10,971	16,457

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)

Tax loss carryforwards of the subsidiary NBT were offset up to a limit of 30% per year of taxable income, remaining as of June 30, 2003 tax loss carryforwards of R$10 (R$2,553 as of March 31, 2003), which will be realized in the following three-month period.

b)

The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 30) and is realized as goodwill is amortized, over a period ending December 31, 2004.

c)	Temporary differences will be realized upon payment of the accruals, and effective losses on bad debts.

The Company expects to recover the tax credits as follows:

Year	Consolidated
2003	27,941
2004	44,814

Total	72,755

9. PREPAID EXPENSES

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Financial charges	556	640	1,228	1,420
ICMS (State VAT) on sales of prepaid cards	409	395	2,325	2,062
Insurance premiums	171	171	484	529
Other	276	61	1,147	533

Total	1,412	1,267	5,184	4,544

10. OTHER ASSETS

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03

Advances to employees and other	2,004	2,126	4,348	4,562
Auxiliary materials	879	5,851	379	5,568
Tax incentives	1,302	1,302	3,912	3,912
Swap credits	656	25,414	1,416	34,866
Advance for purchase of shares	42,242	41,198	42,242	41,198
Escrow deposits	12,199	12,156	12,548	12,473
Other	766	515	3,754	2,860

Total	60,048	88,562	68,599	105,439

Current	3,798	30,243	8,789	37,669
Noncurrent	56,250	58,319	59,810	67,770

11. INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)

Telegoiás	98.61	96.32	97.12
Telemat	99.51	96.27	97.83
Telems	99.63	97.64	98.54
Teleron	98.26	96.64	97.22
Teleacre	99.96	96.61	98.35
NBT	100.00	100.00	100.00
TCO IP	99.99	100.00	99.99

b) Number of shares held

Investee	Common	Preferred	Total

Telegoiás	2,281	4,145	6,426
Telemat	329	345	674
Telems	542	650	1,192
Teleron	247	438	685
Teleacre	999	891	1,890
NBT	24,001	47,999	72,000
TCO IP	499	500	999,000

c) Information on subsidiaries

Investee	Shareholders’ equity - 06.30.03	Net income (loss) - 06.30.03

Telegoiás	450,956	144,317
Telemat	257,754	91,292
Telems	205,078	60,891
Teleron	63,367	16,458
Teleacre	33,976	12,126
NBT	202,178	21,552
TCO IP	(2,374)	(3,884)

d) Components and changes

Investments of TCP are comprised of interests in the capital of Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Investments in subsidiaries	1,144,667	1,085,768	-	-
Goodwill paid on investment acquisition	51,929	54,601	5,177	7,849
Advance for future capital increase	510	510	-	-
Reserve for investment losses	(3,884)	(2,162)	-	-
Other investments	22	22	191	191

Investment balance	1,193,244	1,138,739	5,368	8,040

Changes in investment balances for June 30, 2003 and March 31, 2003:

	Company
	06.30.03	03.31.03
	Investment	Investment
Investments, net of reserve for loss	1,138,739	1,061,288
Equity pick-up	92,437	78,098
Interest on capital	(37,558)	-
Goodwill paid on investment acquisitions	8	232
Reserve for investment losses	(1,722)	(972)
Investment in subsidiaries	1,243	483
Interest on capital and expired dividends (subsidiary)	487	-
Amortization of goodwill paid on investment acquisition	(390)	(390)

Investments, net of reserve for loss	1,193,244	1,138,739

Goodwill in the amount of R$5,177 (R$7,849 as of March 31, 2003) refers to:

• NBT:

a)	Acquisition of the 45% equity interest of NBT from Inepar S.A. in May 1999, capital increase in June 2000 by the Company.

b)	Negative goodwill on purchase of the 1.67% equity interest of NBT from Inepar in June 2003 in the amount of R$2,282.

c)	Amortization in the second quarter of 2003 in the amount of R$390.

• Telegoiás:

-	Acquisition of Telegoiás shares in the market in November 2001.

The goodwill related to NBT and Telegoiás is being amortized over ten and five years, respectively.

12. PROPERTY, PLANT AND EQUIPMENT

		Company
		06.30.03			03.31.03
	Annual rate (%)	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	282,378	(194,401)	87,977	83,189
Switching equipment	10	85,743	(30,111)	55,632	57,775
Infrastructure	5 - 10	70,033	(40,219)	29,814	31,079
Land	-	2,185	-	2,185	2,185
Software use rights	20	39,932	(16,874)	23,058	22,018
Buildings	4	11,843	(5,636)	6,207	6,141
Terminals	50	15,228	(13,658)	1,570	1,708
Other assets	5 - 20	26,923	(11,591)	15,332	14,895
Assets and construction in progress		4,733	-	4,733	8,033

Total		538,998	(312,490)	226,508	227,023

		Consolidated
		06.30.03			03.31.03
	Annual rate (%)	Cost	Accumulated depreciation	Net book value	Net book value
Transmission equipment	14.29	792,738	(444,031)	348,707	340,230
Switching equipment	10	270,726	(90,895)	179,831	184,244
Infrastructure	5 - 10	174,334	(65,941)	108,393	109,546
Land	-	7,822	-	7,822	7,811
Software use rights	20	111,544	(39,650)	71,894	72,017
Buildings	4	27,175	(7,609)	19,566	19,459
Terminals	50	25,527	(19,712)	5,815	5,515
Concession license	6.90	60,550	(12,541)	48,009	49,090
Other assets	5 - 20	58,000	(23,700)	34,300	34,373
Assets and construction in progress		44,276	-	44,276	56,837
Total		1,572,692	(704,079)	868,613	879,122

The subsidiaries’ managements are conducting studies to evaluate the useful lives of their property items. Possible effects resulting from these studies that may change the useful lives of the assets will be recognized in the financial statements for 2003.

Starting in December 2002, the useful life of terminals was reduced to two years, in order to better reflect the state of operations. The effect of this reduction in the six-month period represented an increase of R$1,921 in depreciation expense.

13. DEFERRED CHARGES

	Consolidated
	Annual amortization rate (%)	06.30.03	03.31.03
Preoperating costs:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	28,060	28,060
		44,761	44,761
Accumulated amortization:
Preoperating costs		(15,512)	(14,376)
		(15,512)	(14,376)
Total, net		29,249	30,385

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Suppliers	31,294	22,388	100,905	85,870
Interconnection	7,278	5,692	27,907	14,462
Other	1,881	1,303	3,416	2,409
Total	40,453	29,383	132,228	102,741
Current	39,781	28,716	131,290	102,069
Long term	672	667	938	672

15. TAXES PAYABLE

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
State VAT (ICMS)	13,449	11,378	63,631	45,924
Income and social contribution taxes	1,980	-	8,066	7,964
Taxes on revenue (PIS and COFINS)	2,953	2,989	9,432	8,560
FISTEL fees	5,189	2,783	22,545	11,692
FUST and FUNTTEL	331	266	1,149	1,026
Other taxes	867	1,703	2,262	2,890
Total	24,769	19,119	107,085	78,056
Current	24,769	19,119	100,667	72,780
Long term	-	-	6,418	5,276

The long-term portion refers to the “ICMS - Programa Teleproduzir”, an agreement made with the Goiás State Government for deferral of ICMS payments, on December 16, 2001. This agreement stipulates that the ICMS used as credit will be paid in 84 monthly installments, with a grace period of 12 months from the date of final credit use.

16. LOANS AND FINANCING

a) Composition of debt

			Company		Consolidated
Description	Currency	Annual charges (%)	06.30.03	03.31.03	06.30.03	03.31.03
BNDES	R$	TJLP + 3.5 to 4.0	13,908	14,964	191,282	194,051
Other	R$	FGV Column 20	-	-	2,036	1,519
Finimp	US$	Libor + 2 to 7	38,308	157,121	120,700	161,460
Resolution No. 2,770	US$	US$ + average interest of 7.41	22,873	44,185	31,297	55,067
Export Development	US$	Libor 6m + 3.90 to 5.00	88,858	91,357	145,250	160,704
Corporation - EDC BNDES - basket of currencies	UMBNDES	Basket of currencies variation + UMBNDES + 3.5	-	-	17,522	20,624
Interest			6,059	11,576	11,007	14,584
Total			170,006	319,203	519,094	608,009
Current			101,387	239,566	262,670	317,808
Long term			68,619	79,637	256,424	290,201

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

	06.30.03
Year	Company	Consolidated
2004	14,482	44,150
2005	28,965	88,300
2006	25,172	81,073
2007	-	39,332
2008	-	3,569
Total	68,619	256,424

c) Restrictive clauses

The Company has loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation (EDC), the balances of which at June 30, 2003 were R$208,804 and R$145,250, respectively. As of that date, various loan covenants were complied with by the Company.

d) Hedging

As of June 30, 2003, the Company and its subsidiaries have exchange contracts in the amount of US$93,496, to partially hedge against exchange rate fluctuations on foreign currency obligations. At June 30, 2003, the Company and its subsidiaries recognized a net loss of R$14,445 (net gain of R$30,968 at March 31, 2003) on these hedges, represented by a balance of R$1,416 (R$34,866 at March 31, 2003) in assets, of which R$318 (R$24,689 at March 31, 2003) in current and R$1,098 (R$10,177 at March 31, 2003) in noncurrent, and a balance of R$15,861 (R$3,898 at March 31, 2003) in liabilities, of which R$12,233 (R$3,085 at March 31, 2003) in current and R$3,628 (R$813 at March 31, 2003) in long-term.

17. OTHER LIABILITIES

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Services to be provided - prepaid	1,635	1,579	8,625	7,703
Accrual for customer loyalty program (a)	340	184	870	694
Customers	3,044	2,663	7,913	6,346
Total	5,019	4,426	17,408	14,743
(a)

On November 1, 2002, the Company launched a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Labor (c)	9	9	210	184
Civil (c)	5	5	1,465	1,580
Tax (b)	9,525	11,861	9,535	14,460
Other (a)	89,844	88,855	89,844	88,855
Total	99,383	100,730	101,054	105,079
(a)

This item corresponds to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS, that, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of the Company’s management, should be allocated to the respective controlling companies of Telegoiás and Telebrasília Celular S.A.

Management understood that there was an error in the allocation of the loans upon the spin-off, suspended the payment flow after the change in the Company’s control, and is restating the loans based on the general market price index (IGP-M) plus a 6% annual interest.

In June 1999, the Company filed a lawsuit with a statement claiming that all assets corresponding to these loan and financing liabilities are owned by it, as well as the accessory items of these assets, and also claiming for indemnities for the installments paid.

In November 1999, management decided to transfer to the holding company the liability arising from the loan originally payable to Telecomunicações Brasileiras S.A. - TELEBRÁS, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision was made dismissing the Company’s claims in the declaratory action; however, on October 8, 2001, the Company filed an appeal, which has not yet been judged.

The opinion of the Company’s legal counsel regarding the chances of unfavorable outcome of these contingencies are that they are probable as to the merit of the claim and possible as to the restatement index. The difference of contingencies not recognized between the original contractual rates and the restatement index used as described above is estimated at R$34,600 (R$55,660 as of March 31, 2003).

(b)	Tax: the principal tax contingencies of the subsidiaries are described below:

1. ICMS (State VAT)

On June 19, 1998, the Revenue Secretaries of the individual Brazilian States approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees which had not previously been subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years prior to the aforementioned date.

Company’s management believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority, (b) their interpretation would subject certain services to taxation which are not considered telecommunication services, and (c) new taxes may not be applied retroactively. Accordingly, the companies did not accrue ICMS on cellular activations prior to June 1998 and also believes that in the period prior to 1998 the liability for any taxes is of the spun-off company which originated the cellular companies controlled by the Company.

After June 1998, the companies controlled by the Company started to accrue ICMS on cellular activation fees; however, based on the opinion of legal counsel, the companies reversed the accrual in the amount of R$4,925 as of June 30, 2003.

2. PIS and COFINS

The Company is a party to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have not been accrued while the effect of the expansion of the PIS and COFINS calculation basis has been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of June 30, 2003 was R$9,525 (R$9,525 as of March 31, 2003).

(c)

Labor and civil: include claims for compensation for moral damages and other employee claims, for which a reserve has been recorded in the amount of R$1,675 as of June 30, 2003 (R$1,764 as of March 31, 2003) to cover any loss that might result.

Additionally, the Company is a party to several other civil and labor lawsuits totaling approximately R$4,635, for which no reserve for contingencies was recognized, based on legal counsel’s opinion.

19. LEASES (CONSOLIDATED)

In the first half of 2003, the subsidiaries had expenses under lease agreements totaling R$1,972. The outstanding obligation under such agreements, adjusted for exchange rates prevailing at June 30, 2003, is R$4,723, payable in quarterly installments through June 2005.

20. SHAREHOLDERS’ EQUITY

a) Capital

On April 29, 2003, pursuant to article 199 of the Brazilian corporate law, the Company increased its capital by R$36,049, without issuance of new shares, through capitalization of part of the profit reserve exceeding capital as of December 31, 2002.

As of June 30, 2003, capital is represented by shares without par value, as follows:

Thousands of shares
Common shares	126,433,338
Preferred shares	252,766,698
Total	379,200,036

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in article 12 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

c) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

d) Treasury shares

Shares held in treasury as of June 30, 2003 and March 31, 2003 totaled 5,791,394,000 common shares, in 2003 no common and preferred treasury shares were purchased.

21. NET OPERATING REVENUE

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Monthly subscription charges	23,854	20,474	69,682	52,638
Use of network	133,654	107,046	528,639	392,988
Roaming charges	4,388	4,024	11,617	10,177
Additional call charges	5,246	3,565	14,960	10,533
Interconnection	95,454	86,521	372,464	305,585
Additional services	3,719	2,607	10,914	6,215
Sale of products	27,177	29,264	133,734	117,987
Revenue from Internet	-	-	499	604
Other services	-	126	-	126
Gross operating revenue	293,492	253,627	1,142,509	896,853
Deductions	(57,531)	(48,925)	(240,710)	(180,481)
Net operating revenue	235,961	204,702	901,799	716,372

22. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Personnel	4,098	2,753	8,811	6,931
Outside services	4,355	3,197	21,780	11,111
Connections	2,793	2,918	18,281	18,025
Rent, insurance and condominium fees	1,370	638	6,015	4,843
Interconnection	26,866	17,223	97,148	66,272
Taxes and contributions	6,059	5,958	29,608	26,452
Depreciation and amortization	26,052	23,001	79,255	60,379
Cost of products sold	36,625	30,349	156,708	122,800
Other	1,141	734	3,148	1,384
Total	109,359	86,771	420,754	318,197

23. SELLING EXPENSES

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Personnel	3,009	3,043	13,559	10,108
Supplies	243	276	1,964	1,839
Outside services	16,940	10,523	80,592	58,691
Rent, insurance and condominium fees	973	470	3,134	2,232
Taxes and contributions	28	11	116	68
Depreciation and amortization	1,067	1,169	3,970	6,637
Allowance for doubtful accounts	5,160	5,469	24,458	21,103
Other	573	160	1,579	196
Total	27,993	21,121	129,372	100,874

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Personnel	20,892	13,782	26,440	18,785
Supplies	824	523	1,892	1,524
Outside services	20,219	11,928	39,231	27,416
Consulting - technology and management (management fee)	1,551	813	4,819	3,092
Rent, insurance and condominium fees	2,380	844	3,189	2,403
Taxes and contributions	1,178	782	1,394	873
Depreciation and amortization	5,374	4,587	12,253	8,477
Other	117	153	268	208
Total	52,535	33,412	89,486	62,778

25. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Income:
Fines	2,209	2,003	10,485	8,374
Recovered expenses	154	242	448	244
Reversal of reserves	2,675	16	5,572	311
Other	23,035	14,533	2,488	1,237
Total	28,073	16,794	18,993	10,166

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Expenses:
Provision for contingencies	-	45	146	850
Telegoiás and NBT goodwill amortization	781	781	781	781
Taxes other than on income	5,349	5,289	13,876	12,890
Other	819	410	2,711	2,627
Total	6,949	6,525	17,514	17,148

26. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Interest and other	33,834	34,330	123,005	98,360
Exchange variations on assets (*)	57,318	1,481	78,097	1,712
PIS/COFINS on financial income	(4,155)	-	(9,547)	-
Total	86,997	35,811	191,555	100,072
Expenses:
Interest and other	22,620	55,574	45,015	80,382
Monetary/exchange variations on liabilities	(1,446)	28,713	(2,091)	55,675
Loss on derivatives	65,007	378	82,068	677
Total	86,181	84,665	124,992	136,734
(*)	Reflects the currency devaluation on debts denominated in foreign currency, including transactions with BNDES linked to the basket of currencies - UMBNDES.

27. TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. The subsidiary TCO IP has tax losses without deferral of income and social contribution taxes since no profit is expected. The income and social contribution tax effect on these losses has been recorded under “Unrecognized income and social contribution taxes” in the table of reconciliation of taxes on income below, in the amount of R$671. Deferred taxes are provided on temporary differences as shown in Note 8. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Income tax	(15,566)	(11,726)	(76,639)	(39,901)
Social contribution tax	(5,605)	(4,229)	(27,607)	(14,399)
Total	(21,171)	(15,955)	(104,246)	(54,300)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Income before taxes	233,301	137,178	320,298	177,659
Income and social contribution tax credits at combined statutory rate	(79,322)	(46,640)	(108,902)	(60,404)
Permanent additions:
Nondeductible expenses	(404)	(11,210)	(1,048)	(1,227)
Expired interest on capital	(624)	-	(793)	-
Permanent exclusions:
Equity pick-up	57,066	39,779	-	-
Integrity of shareholders’ equity	2,099	2,099	7,241	7,241
Other:
Unrecognized income and social contribution taxes	-	-	(671)	-
Surtax difference	12	12	84	84
Other adjustments	2	5	(157)	6
Income and social contribution tax charges	(21,171)	(15,955)	(104,246)	(54,300)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The major market risks to which the Company and its subsidiaries are exposed include:

  Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest rate risk:0 resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (LIBOR, CDI, UMBNDES and TJLP).

  Currency risk: related to debt contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, the Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Of the Company’s customers, 73% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables in the second quarter of 2003 represented 2.4% of gross revenue (2.4% in the second quarter of 2002). (*)

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customers balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of the Company’s ERP system for consistent transactions. Delinquent receivables in the distribution network represented 0.49% in the second quarter of 2003 (0.31% in the second quarter of 2002) of handset sales for the Company. (*)

(*)	Calculation of delinquent receivables:
(loss and reserve for delinquent receivables/gross revenues from services) * 100
(loss and reserve for delinquent receivables/gross revenues from sales of products) * 100

Interest rate risk

The Company is exposed to fluctuations in TJLP, CDI and UMBNDES (local indices) on financing from BNDES. As of June 30, 2003, these operations amounted to R$208,004.

Part of foreign currency-denominated loans is also exposed to Libor interest rate risk associated with foreign loans. As of June 30, 2003, these operations amounted to US$50,575.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

The Company and its subsidiaries utilize derivative financial instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap contracts.

The Company’s net exposure to currency risk as of June 30, 2003 is shown in the table below:

Loans and financing	(113,041)
Hedge instruments	93,496
Net exposure	(19,545)

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)
Loans and financing	(519,094)	(533,730)	(14,636)
Derivative instruments	(14,445)	(19,101)	(4,656)
Total	(533,539)	(552,831)	(19,292)

c) Market value of financial instruments

The market values of loans and financing, and swaps contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.ed market values. methodologies may have a material effect on the estimated market values.

29. POST-RETIREMENT BENEFIT PLANS (CONSOLIDATED)

The Company, together with other companies of the former TELEBRÁS System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS-TCO) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the Company individually sponsors a defined benefit plan - PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS-TCO Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-TCO Plan and 1.5% for the PAMA Plan.

For 99% of the Company’s employees, there is an individual defined contribution plan - the TCOPREV Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. The Company is also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-TCO) were granted the option of migrating to the TCOPREV Plan. This option was extended to employees who did not participate in the PBS-TCO Plan, as well as to all new hires. The Company’s contributions to TCOPREV Plan are similar to those of the participants, up to 8% of the contribution salary, according to the percentage chosen by the participant.

In the first half of 2003, the Company contributed the amount of R$2 (R$8 in the first half of 2002) to PBS-TCO Plan and R$2,011 (R$1,415 in 2002) to TCOPREV Plan.

The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2002, the total liability recognized amounted to R$463.

30. CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of June 30, 2003, balances are as follows:

	Balances on	Company		Consolidated
	date
	of merger	06.30.03	03.31.03	06.30.03	03.31.03

Balance sheet:
Merged goodwill	322,693	28,055	32,731	96,808	112,943
Merged reserve	(212,977)	(18,516)	(21,602)	(63,893)	(74,542)

Net effect equivalent to merged tax credit	109,716	9,539	11,129	32,915	38,401

Statement of operations:		06.30.03	03.31.03	06.30.03	03.31.03
Goodwill amortization		(9,351)	(9,351)	(32,269)	(32,269)
Reversal of reserve		6,171	6,171	21,298	21,298
Tax credit		3,180	3,180	10,971	10,971

Effect on net income		-	-	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount of R$32,915 as of June 30, 2003 (R$38,401 as of March 31, 2003), which, in essence, represents the merged tax credit balance, was classified in the balance sheet as current and noncurrent assets under deferred taxes (Note 8).

31. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. Also include call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company’s network.

b)	Receivables from affiliates refer to the repass of Company’s administrative expenses to its subsidiaries.

c)	Payables to affiliates refer to loans between the Company and its subsidiaries.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	06.30.03	03.31.03	06.30.03	03.31.03
Assets:
Trade accounts receivable	5,380	3,659	-	-
Receivables from subsidiaries and affiliates	23	58,032	1,975	-
Liabilities:
Trade accounts payable	520	301	2,333	-
Loans and financing	10,961	-	-	-

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Statement of operations:
Revenue from telecommunication services	880	71	1,792	-
Cost of services provided	(982)	(91)	(1,858)	-
General and administrative expenses	(1,887)	-	-	-
Financial income (expenses), net	600	31,663	-	-
Other operating income (expenses), net	23,049	14,337	-	-

Related-party transactions - former Parent Company

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02
Statement of operations:
Cost of services provided	302	435	1,967	2,376
Purchase of fixed assets	666	348	1,154	3,071
General and administrative expenses	1,550	-	4,819	4,166
Financial income, net	20,381	33,391	20,381	39,457

32. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries monitor the risks inherent in their activities. Accordingly, as of June 30, 2003, the Companies had insurance to cover operating risks, civil liability, health, etc. Companies’ management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Insured
Operating risks	47,886
General civil liability	400
Civil liability - errors and/or omissions	1,000
Vehicle fleet	90

VIVO, THE LARGEST WIRELESS COMMUNICATION GROUP IN SOUTH
AMERICA, REPORTS SECOND QUARTER 2003 RESULTS OF TELE
CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

INVESTOR RELATIONS OFFICER:	Luis André Carpintero Blanco

Brasília - Brazil, July 24, 2003 - Tele Centro Oeste Celular Participações S.A. - TCO (BOVESPA: TCOC3 (Common), TCOC4 (Preferred); NYSE: TRO), part of Vivo, the largest cellular telephone group in South America, announced today its consolidated results for the second quarter 2003. The closing prices at July 24, 2003 were: TCOC3: R$14.30/1,000 shares, TCOC4: R$5.65/1,000 shares and TRO: US$5.88/ADR (1 ADR = 3,000 preferred shares). TCO is the holding company that controls six cellular operators - Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. - and a company that provides IP (Internet Protocol) data services - TCO IP. TCO operates in the Federal District and in 11 Brazilian States: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, in 5.8 million km2 of territory and 31.2 million inhabitants, representing 18% of the Brazilian population.

Financial and operating information contained in this press release, except where otherwise stated, is presented in accordance with Brazilian corporate law on a consolidated basis. Dollar figures are provided for the reader’s convenience at the June 30, 2003 exchange rate of R$2.8720 per U.S. dollar. For comparison purposes, we continue to refer to Region I (“B” Band) and II (“A” Band) of the Authorization Term of Personal Communication Services (PCS), as Area 8 and Area 7, respectively.

Highlights

Tele Centro Oeste Celular
R$ million	2Q03	1Q03	Δ%	2Q02	Δ%

Operating revenue, Gross	617,6	524,9	17,7%	482,5	28,0%

Net operating revenue	488.7	413.1	18.3%	386.4	26.5%
Net operating revenues from telecommunication services	421.2	375.7	12.1%	325.7	29.3%
Net operating revenues from sales of merchandise	67.6	37.4	80.7%	60.7	11.4%
Total operating cost	(291.4)	(251.3)	16.0%	(233.2)	25.0%
EBITDA	197.3	161.8	22.0%	153.2	28.8%
EBITDA margin (%)	40.4%	39.2%	1.2p.p.	39.7%	0.7p.p.
EBIT	148.4	115.2	28.9%	115.2	28.8%
Net income	119.9	92.2	30.1%	89.3	34.2%
Earnings per 1,000 shares (R$)	0.32	0.24	30.0%	0.24	34.3%
Earnings per ADR (R$)	0.95	0.73	30.0%	0.71	34.3%
Number of shares (billion)	379.2	379.2	-	379.2	-
CAPEX (accumulated)	70	31	na	78	na
CAPEX as % of revenues	8.0%	7.5%	0.5p.p.	10.2%	-2.2
Operating cash flow	158.4	130.8	21.1%	117.8	34.5%

Subscribers (thousand)	3,330	3,178	4.8%	2,700	23.3%
Postpaid	892	860	3.7%	748	19.2%
Prepaid	2,438	2,318	5.2%	1,952	24.9%
SAC	123	147	-16.3%	104	18.3%

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization.

EBITDA margin = EBITDA/net operating revenue.

EBIT = Earning Before Interest and Taxes.

Operating cash flow = EBITDA - CAPEX.

SAC = Subscriber Acquisition Cost (70% marketing expenses + dealers expenses + handset subsidies)/gross additions.

Columns may not add up due to rounding.

Basis of Presentation

The evaluation method for certain performance indicators has been changed to be compatible with the criteria used by other Vivo operators. Historical information was adjusted accordingly for comparison purposes:

•	Churn: will now be calculated as (disconnections/average number of clients in the period). Previously, churn rate was equal to (disconnections/(average number of clients in the beginning of the quarter + gross additions in the quarter)).

-	ARPU: adjusted based on the reclassification of FUST and FUNTTEL taxes from the revenue line to operating expenses.

-	SAC: marketing expenses percentage has been lowered from 100% to 70% and no longer includes FISTEL tax as previously.

For comparison purposes the historical information regarding net operating revenue, operating expenses and EBITDA margin were adjusted due to the reclassification of FUST and FUNTTEL taxes from deductions of revenues to operating expenses.

Employee profit sharing is now accounted for as an operating expense, which was also reflected in the 2Q02 figures for comparison purposes.

Vivo

The joint venture between Telefónica Móviles and Portugal Telecom unified the operations of Tele Centro Oeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. as of April 14, 2003 under the “Vivo” brand.

Highlights

  TCO has continuously generated positive net income, as evidenced by prudent management of shareholder resources.

  NBT registered net profit of R$12.1 million in the second quarter of 2003.

  Intense commercial activity and strong promotional Mothers’ Day and Valentine’s Day campaigns caused TCO’s total client base to increase 23.3% compared to 2Q02.

Operating Performance

Operating Data - TCO - Area 7
	2Q03	1Q03	Δ%	2Q02	Δ%

Total subscribers (thousand)	2,688	2,561	5.0%	2,200	22.2
Postpaid	747	716	4.4%	625	19.5
Prepaid	1,942	1,845	5.2%	1,575	23.3
Analog	46	53	-13.3%	71	-35.2%
Digital	2,642	2,508	5.4%	2,129	24.1
Estimated market share (%)	69.7%	71.7%	-2.0p.p.	75.8%	-6.1 p.p.
Net additions (thousand)	128	92	39.0%	135	-5.3%
Postpaid	31	4	737.2%	36	-12.1%
Prepaid	96	88	9.4%	99	-2.8%
Churn in the quarter (%)	6.0%	4.1%	1.9 p.p.	4.8%	1.2 p.p.
ARPU (R$/month)	44	40	9.8%	43	3.6
Postpaid	93	83	12.0%	92	1.1
Prepaid	26	23	9.0%	23	10.2
Total MOU (minutes)	105	105	-0.1%	109	-3.1%
Postpaid	201	197	2.3%	212	-4.9%
Prepaid	61	62	-3.1%	66	-8.6%
Employees	1,239	1,213	2.1%	1,136	9.1
Client/Employee	2,170	2,111	2.8%	1,936	12.0

Operating Data - NBT - Area 8
	2Q03	1Q03	Δ%	2Q02	Δ%

Total subscribers (thousand)	642	618	4.0%	501	28.2%
Postpaid	145	144	0.6%	123	17.7%
Prepaid	497	473	5.0%	377	31.7%
Estimated market share (%)	32.7%	34.3%	-1.6 p.p.	35.5%	-2.8
Net additions (thousand)	25	20	24.1%	49	-50.2%
Postpaid	1	(4)	n.a.	12	-92.7%
Prepaid	24	24	-1.5%	37	-36.1%
Churn in the quarter (%)	8.5%	6.2%	2.3 p.p.	5.9%	2.6p.p.
ARPU (R$/month)	39	39	-0.4%	37	5.2%
Postpaid	95	90	5.1%	83	13.7%
Prepaid	23	23	-1.6%	22	2.7%
Total MOU (minutes)	105	108	-2.8%	107	-2.2%
Postpaid	223	224	-0.5%	223	0.2%
Prepaid	60	62	-3.0%	69	-12.9%
Employees	384	380	1.1%	348	10.3%
Client/Employee	1,672	1,626	2.9%	1,439	16.2%

Highlights

  Vivo has been concentrating on the implementation of a CDMA network (1xRTT), selective overlay of the TDMA coverage maintained by TCO, stabilization of capability and coverage of TDMA network, and development of new telecommunications services.

  Vivo has encouraged its operators to adopt commercially aggressive store layouts and service plans, as well as unifying the communication of its corporate websites, among other initiatives aimed at capturing synergies.

  TCO has achieved systematic client base growth in its area of operations, specifically in the central west and north of Brazil plus the State of Maranhão at a pace that surpasses the national average.

  In 2Q03, TCO’s net additions represented 8.8% of net additions in Brazil as registered by the Brazilian Telecommunications Agency (ANATEL).

  Retention and loyalty campaigns have contributed to the maintenance of TCO’s leadership in this new competitive environment, in particular due to the coverage and quality of service relative to the competition.

  TCO, in the second quarter of 2003, expanded its coverage, being present, cumulatively, in 540 municipalities and locations. At the end of 2Q03, TCO provided service to 366 municipalities and locations in its Area 7 operation, and 174 municipalities and locations in Area 8.

Average Revenue per User

Blended ARPU (average net revenue per user) in Area 7 has grown consistently, while ARPU in Area 8 has been stable, reflecting the respective economies in each region that have shown continuous GDP per capita growth mainly due to expansion of the agricultural sector in the central west and mining and exploration in the north of Brazil.

Wireless Penetration

The Company believes that wireless communication services still have plenty of room to grow, considering the advantage of mobility and new added services offered. The estimated wireless penetration rate in TCO’s areas of operation reached 25.4 per 100 residents in Area 7, where 3 wireless carriers operate, and 12.1 per 100 residents in Area 8, where 4 wireless carriers operate.

Human Resources

TCO has been efficient in its operations as measured by the clients per employee indicator that has increased each quarter.

Financial Performance

Operating Revenue
R$ million	2Q03	1Q03	Δ%	2Q02	Δ%

Subscription fees	36.0	33.7	6.9%	26.9	34.0%
Usage charges	291.7	263.5	10.7%	217.7	34.0%
National charges	278.1	250.5	11.0%	208.1	33.7%
Addition per call	9.3	5.7	64.2%	5.8	60.4%
DSL	4.3	7.3	-40.9%	3.8	12.2%
Network usage charge	198.4	174.1	14.0%	159.1	24.7%
Other	6.1	5.3	15.5%	3.6	71.1%
Operating revenue from service	532.2	476.5	11.7%	407.2	30.7%
Handset sales	85.4	48.4	76.6%	75.2	13.5%
Gross operating revenue	617.6	524.9	17.7%	482.5	28.0%
Net operating revenue	488.7	413.1	18.3%	386.4	26.5%
Net operating revenues from telecommunication services	421.2	375.7	12.1%	325.7	29.3%
Net operating revenues from sales of merchandise	67.6	37.4	80.7%	60.7	11.4%

Revenue Performance

TCO’s net operating revenue from services grew 12.1% when compared to 1Q03 and 29.3% when compared to 2Q02. This performance is due to client base expansion and to increased revenue from interconnection, since the tariff readjustment in February 2003 had a full impact on 2Q03 - and only a partial impact in 1Q03.

Net operating revenue from sales of merchandise increased 80.7% in relation to 1Q03, a result of a higher sales volume in 2Q03 primarily following promotional Mothers’ Day and Valentine’s Day campaigns and of the higher sales price of handsets due to a strategic repositioning that reduced subsidies.

Operating Cost
R$ million	2Q03	1Q03	Δ%	2Q02	Δ%

Personnel	(26.1)	(22.7)	14.9%	(19.3)	35.4%
Cost of services	(90.7)	(88.4)	2.7%	(69.3)	31.0%
Leased lines	(9.7)	(8.6)	13.5%	(9.0)	7.9%
Network usage charges	(49.1)	(48.1)	2.0%	(34.4)	42.8%
Rent/Insurance/Condominium fees	(3.4)	(2.6)	29.9%	(2.9)	15.6%
Others	(28.6)	(29.1)	-1.8%	(23.0)	24.3%
Cost of goods sold	(92.9)	(60.7)	53.1%	(79.8)	16.5%
Sales expenses	(59.4)	(52.1)	14.0%	(43.4)	36.8%
Allowance for doubtful accounts	(14.9)	(9.5)	57.2%	(10.7)	39.7%
Marketing expenses	(11.5)	(9.8)	17.7%	(8.7)	31.9%
Commissions expenses	(13.4)	(10.5)	28.1%	(9.1)	47.4%
Third-party services	(12.9)	(14.2)	-9.2%	(12.7)	1.2%
Others	(6.7)	(8.2)	-18.6%	(2.2)	206.0%
General and administrative expenses	(28.3)	(29.3)	-3.3%	(19.5)	45.5%
Other operating revenue (expense)	6.0	1.9	215.5%	(2.0)	na
Total operating cost	(291.4)	(251.3)	16.0%	(233.2)	25.0%

Cost Performance

Cost of goods sold increased 53.1% when compared to 1Q03, growing less than revenue from sales of handsets (80.7%), as a result of a higher sales volume in 2Q03 primarily following Mother’s Day and Valentines’ Day campaigns. SAC decreased 16.4% in relation to 1Q03.

The 14.0% increase in sales expenses compared to 1Q03 is a result of higher marketing expenses due to the launch of the Vivo brand (nonrecurring expenses) and of increased payment of sales commissions, linked to the higher sales volume in the quarter.

Bad Debt

Past due accounts represented 2.4% of gross revenues, flat when compared to the second quarter of 2002, due to the efforts to improve the postpaid client base and also to tighter credit control policies for dealers and corporate clients.

EBITDA

Strong EBITDA performance confirms the effective implementation of TCO’s strategic initiatives. Excluding the effect of handset sales, EBITDA in the second quarter of 2003 was R$222.6 million with an EBITDA margin of 52.9%, attractive when considering the increase in regional competition.

Depreciation

Depreciation and amortization amounted to R$48.9 million in the quarter. Depreciation is calculated based on the linear basis method, considering the useful life of assets.

Financial Results
R$ million	2Q03	1Q03	Δ%	2Q02	Δ%

Financial revenue	113.7	77.9	46.0%	53.5	112.5
Exchange variation	55.9	22.2	151.8%	(5.5)	n.d.
Other financial revenue	63.3	59.7	6.0%	61.0	3.8
(-) PIS/COFINS over financial revenue	(5.6)	(4.0)	40.0%	(2.0)	180.0
Financial expense	74.4	50.6	47.0%	99.4	-25.2%
Exchange variation (*)	(2.1)	-	-	53.1	n.d.
Other financial expense	19.5	25.6	-23.8%	61.8	-68.4%
Gains (Losses) on derivatives	57.0	25.0	128.0%	(15.4)	n.d.

Net financial revenue (expense)	39.3	27.3	44.0%	(45.9)	n.d.

(*) Exchange variation on foreign currency debt that includes the Brazilian Development Bank (BNDES) operation that is linked to a basket of currencies. - UMBNDES.

Financial Results

TCO’s net financial results mainly reflect the rise of the real exchange rate against the U.S. dollar. On June 30, 2003, TCO held an amount of US$93.5 million in exchange rate derivatives to hedge its foreign exchange denominated obligations. The effect of the real appreciation on the derivatives also increases taxes on financial revenues.

Loan and Financing

R$ million	June 30, 2003

	Denominated in foreign currency	Denominated in R$
Financial institutions	324.7	194.4

Total	324.7	194.4

R$ million	June 30, 2003	March 31, 2003	June 30, 2002

Short term	262.7	317.8	191.3
Long term	256.4	290.2	272.5

Total indebtedness	519.1	608.0	463.8

Cash and derivatives	(932.0)	(973.7)	(653.3)

Net debt	(412.9)	(365.7)	(189.5)

Long-term Debt Payments Timetable

R$ million	Denominated in foreign currency	Denominated in R$
2004	19.7	24.5
2005	39.3	49.0
After 2005	39.3	84.6

Total	98.3	158.1

Net Debt

On June 30, 2003, TCO had total debt of R$519.1 million (R$608.0 million on March 31, 2003) of which 62.5% was denominated in foreign currency (59.15% denominated in U.S. dollars and 3.4% indexed to a currency basket - an index used by the BNDES). Derivative instruments hedged 87.1% of the debt denominated in U.S. dollars at the end of the quarter. Derivative instruments covered 82.4% of foreign currency debt. TCO held cash (R$53.2 million), financial investments (R$669.7 million), marketable securities (R$223.5 million), and assets and liabilities from derivative operations (R$14.4 million payable), resulting in a net cash position of R$412.9 million, characterizing a solid financial position.

Capital Expenditures

In the year to date, R$70.0 million was invested mainly in projects to expand the capacity of our services, to provide new services and to develop proprietary transmission routes.

TCO Awards

  Best Brazilian Communication Company - InfoExame Magazine.

  Best Brazilian Telecommunication Company - Forbes Brazil Magazine.

  Best Brazilian Company in Social Responsibility Category - InfoExame Magazine.

  Wireless Service Operator of the Year - Telecom Yearbook.

  TOP 10 - iBEST.

Corporate News

On April 10, 2003, Brazilian Telecommunications Agency - ANATEL approved the transfer of interest ownership, owned by BID S.A., in the capital stock of Tele Centro Oeste Celular Participações S.A. to Telesp Celular Participações S.A.

On April 25, 2003, Tele Centro Oeste Celular Participações S.A. was informed by its controlling shareholder that the closing of the operation of exchange of controlling interest from the Company to Telesp Celular Participações S.A., according to the terms of the Preliminary Purchase and Sale Agreement of Shares and Purchase and Sale Agreement of Shares. The operation and the purchase by Telesp Celular Participações S.A. of shares representing a controlling interest in the Company have now been completed.

Subsequent Events

On July 6, 2003, the wireless operators implemented the Carriers Selection Code on national (VC2 and VC3) and international long distance calls, according to SMP rules. Vivo’s operators no longer receive VC2 and VC3 revenues instead they receive interconnection revenues for the usage of their networks on such calls.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2003 (In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	06.30.03	03.31.03	06.30.03	03.31.03

CURRENT ASSETS
Cash and cash equivalents	45,272	12,306	722,939	194,835
Securities	147,054	235,517	223,522	747,947
Trade accounts receivable, net	82,344	60,018	278,815	212,619
Receivables from subsidiaries and affiliates	23	50,485	-	-
Inventories	7,382	6,368	35,462	28,690
Deferred and recoverable taxes	44,682	50,378	115,313	107,786
Prepaid expenses	1,412	1,267	5,184	4,544
Other assets	3,798	30,243	8,789	37,669

	331,967	446,582	1,390,024	1,334,090

NONCURRENT ASSETS
Deferred and recoverable taxes	8,890	10,819	29,052	43,649
Receivables from affiliates	-	7,547	-	-
Other assets	56,250	58,319	59,810	67,770

	65,140	76,685	88,862	111,419

PERMANENT ASSETS
Investments	1,193,244	1,138,739	5,368	8,040
Property, plant and equipment, net	226,508	227,023	868,613	879,122
Deferred charges, net	-	-	29,249	30,385

	1,419,752	1,365,762	903,230	917,547

TOTAL ASSETS	1,816,859	1,889,029	2,382,116	2,363,056

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06.30.03	03.31.03	06.30.03	03.31.03

CURRENT LIABILITIES
Payroll and related accruals	6,256	6,375	11,112	11,413
Trade accounts payable	39,781	28,716	131,290	102,069
Taxes payable	24,769	19,119	100,667	72,780
Loans and financing	101,387	239,566	262,670	317,808
Interest on capital and dividends payable	15,316	95,184	22,408	103,330
Derivatives	8,139	3,047	12,233	3,085
Other liabilities	5,019	4,426	17,408	14,743

	200,667	396,433	557,788	625,228

LONG-TERM LIABILITIES
Loans and financing	68,619	79,637	256,424	290,201
Loans from affiliates	10,961	-	-	-
Taxes payable	-	-	6,418	5,276
Reserve for contingencies	99,383	100,730	101,054	105,079
Derivatives	3,581	813	3,628	813
Trade accounts payable	672	667	938	672

	183,216	181,847	368,462	402,041

Minority interest	-	-	22,890	25,038

SHAREHOLDERS' EQUITY
Capital	570,095	534,046	570,095	534,046
Capital reserves	114,381	114,381	114,381	114,381
Profit reserves	322,165	322,165	322,165	322,165
Retained earnings	475,497	389,319	475,497	389,319

Treasury shares	(49,162)	(49,162)	(49,162)	(49,162)
	1,432,976	1,310,749	1,432,976	1,310,749

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,816,859	1,889,029	2,382,116	2,363,056

The accompanying notes are an integral part of this quarterly financial information.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS FOR THE SEMESTERS ENDED JUNE 30, 2003 AND 2002 (In thousands of Brazilian reais - R$, except for per share data) (Unaudited)

	Company		Consolidated
	S1 2003	S1 2002	S1 2003	S1 2002

GROSS REVENUES
Telecommunication services	266,315	224,363	1,008,775	778,866
Sales of products	27,177	29,264	133,734	117,987

	293,492	253,627	1,142,509	896,853

Deductions	(57,531)	(48,925)	(240,710)	(180,481)

NET OPERATING REVENUE	235,961	204,702	901,799	716,372

Cost of services provided and products sold	(109,359)	(86,771)	(420,754)	(318,197)

GROSS PROFIT	126,602	117,931	481,045	398,175

Selling expenses	(27,993)	(21,121)	(129,372)	(100,874)
General and administrative expenses	(52,535)	(33,412)	(89,486)	(62,778)
Other operating expenses	(6,949)	(6,525)	(17,514)	(17,148)
Other operating income	28,073	16,794	18,993	10,166
Equity pick-up	167,842	116,998	-	-

Operating income (expenses)	108,438	72,734	(217,379)	(170,634)

INCOME BEFORE FINANCIAL INCOME (EXPENSES)	235,040	190,665	263,666	227,541

Financial expenses	(86,181)	(84,665)	(124,992)	(136,734)
Financial income	86,997	35,811	191,555	100,072

INCOME FROM OPERATIONS	235,856	141,811	330,229	190,879
Nonoperating expenses, net	(2,555)	(3,331)	(9,931)	(11,037)
INCOME BEFORE TAXES	233,301	138,480	320,298	179,842
Provision for income and social contribution taxes	(21,171)	(15,955)	(104,246)	(54,300)
Statutory interest	-	(1,302)	-	(2,183)
Reversal of interest on capital	-	40,000	-	40,841
Minority interest	-	-	(3,922	(2,977)

NET INCOME	212,130	161,223	212,130	161,223

EARNINGS PER THOUSAND SHARES - R$	0.57	0.43

The accompanying notes are an integral part of this quarterly financial information.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS FOR THE QUARTERS ENDED JUNE 30, 2003 AND 2002 (In thousands of Brazilian reais - R$, except for per share data) (Unaudited)

	Company		Consolidated
	Q2 2003	Q2 2002	Q2 2003	Q2 2002
GROSS REVENUES
Telecommunication services	141,323	224,363	532,245	379,930
Sales of products	16,969	29,264	85,380	75,247
	158,292	253,627	617,625	455,177

Deductions	(30,492)	(48,925)	(128,907)	(96,085)
NET OPERATING REVENUE	127,800	204,702	488,718	359,092

Cost of services provided and products sold	(57,910)	(86,771)	(229,659)	(155,699)
GROSS PROFIT	69,890	117,931	259,059	203,393

Selling expenses	(15,045)	(21,121)	(68,918)	(51,592)
General and administrative expenses	(26,222)	(24,410)	(44,361)	(30,662)
Other operating expenses	(3,802)	(5,423)	(9,221)	(9,843)
Other operating income	15,476	6,938	11,849	5,318
Equity pick-up	90,716	38,655	-	-
Operating income (expenses)	61,123	(5,361)	(110,651)	(86,779)
INCOME BEFORE FINANCIAL INCOME (EXPENSES)	131,013	112,570	148,408	116,614
Financial expenses	(50,890)	(78,414)	(74,389)	(99,423)
Financial income	55,739	35,224	113,657	55,552

INCOME FROM OPERATIONS	135,862	69,380	187,676	72,743
Nonoperating expenses, net	(1,287)	(2,853)	(4,913)	(5,166)

INCOME BEFORE TAXES	134,575	66,527	182,763	67,577
Provision for income and social contribution taxes	(14,671)	(16,139)	(60,761)	(19,398)
Statutory interest	-	(1,054)	-	(1,370)
Reversal of interest on capital	-	40,000	-	40,703
Minority interest	-	-	(2,098)	1,822
NET INCOME	119,904	89,334	119,904	89,334
EARNINGS PER THOUSAND SHARES - R$	0.32	0.24

The accompanying notes are an integral part of this quarterly financial information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.